SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 3)*

                            REYNOLDS METALS COMPANY
                               (Name of Issuer)

                  7% PRIDES (SM), Convertible Preferred Stock
                        (Title of Class of Securities)

                                  761763 50 7
                                (CUSIP Number)

                                Rochelle Elias
                              Compliance Director
                            D. E. Shaw & Co., L.P.
                             120 West 45th Street
                                  39th Floor
                           New York, New York 10036
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               September 5, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         D. E. Shaw & Co., Inc.
         13-3839469
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                           (a)  [ ]
                                                           (b)  [x]
___________________________________________________________________
(3)  SEC USE ONLY

___________________________________________________________________
(4)  SOURCE OF FUNDS
                 AF
___________________________________________________________________
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                           [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
___________________________________________________________________
NUMBER OF        (7)  SOLE VOTING POWER

SHARES                -0-
___________________________________________________________________
BENEFICIALLY     (8)  SHARED VOTING POWER

OWNED BY              362,600
___________________________________________________________________
EACH             (9)  SOLE DISPOSITIVE POWER

REPORTING             -0-
___________________________________________________________________
PERSON WITH      (10)  SHARED DISPOSITIVE POWER

                       362,600
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
              362,600
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
          3.3%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON **
         HC, CO
___________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         D. E. Shaw & Co., L.P.
         13-3695715
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                           (a)  [ ]
                                                           (b)  [x]
___________________________________________________________________
(3)  SEC USE ONLY

___________________________________________________________________
(4)  SOURCE OF FUNDS
                 AF
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
___________________________________________________________________
NUMBER OF        (7)  SOLE VOTING POWER

SHARES                -0-
___________________________________________________________________
BENEFICIALLY     (8)  SHARED VOTING POWER

OWNED BY              278,300
___________________________________________________________________
EACH             (9)  SOLE DISPOSITIVE POWER

REPORTING             -0-
___________________________________________________________________
PERSON WITH      (10)  SHARED DISPOSITIVE POWER

                       278,300
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
              278,300
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
              2.5%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON **
         PN
___________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
          D. E. Shaw Investments, L.P.
          13-3470777
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                           (a)  [ ]
                                                           (b)  [x]
___________________________________________________________________
(3)  SEC USE ONLY

___________________________________________________________________
(4)  SOURCE OF FUNDS
                 WC
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
___________________________________________________________________
NUMBER OF        (7)  SOLE VOTING POWER

SHARES                -0-
____________________________________________________________________
BENEFICIALLY     (8)  SHARED VOTING POWER

OWNED BY              278,300
____________________________________________________________________
EACH             (9)  SOLE DISPOSITIVE POWER

REPORTING             -0-
____________________________________________________________________
PERSON WITH     (10)  SHARED DISPOSITIVE POWER

                      278,300
____________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
              278,300
____________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                [ ]
____________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
              2.5%
____________________________________________________________________
(14)  TYPE OF REPORTING PERSON **
              BD, PN
____________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         D. E. Shaw & Co. International, L.L.C.
         13-3799946
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                           (a)  [ ]
                                                           (b)  [x]
___________________________________________________________________
(3)  SEC USE ONLY

___________________________________________________________________
(4)  SOURCE OF FUNDS
                 WC
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
___________________________________________________________________
NUMBER OF         (7)  SOLE VOTING POWER

SHARES                -0-
___________________________________________________________________
BENEFICIALLY      (8)  SHARED VOTING POWER

OWNED BY               84,300
___________________________________________________________________
EACH              (9)  SOLE DISPOSITIVE POWER

REPORTING             -0-
___________________________________________________________________
PERSON WITH       (10) SHARED DISPOSITIVE POWER

                       84,300
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
              84,300
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
              0.8%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON **
              OO
___________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         David E. Shaw
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                           (a)  [ ]
                                                           (b)  [x]
___________________________________________________________________
(3)  SEC USE ONLY

___________________________________________________________________
(4)  SOURCE OF FUNDS
                 AF
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
___________________________________________________________________
NUMBER OF        (7)  SOLE VOTING POWER

SHARES                -0-
___________________________________________________________________
BENEFICIALLY     (8)  SHARED VOTING POWER

OWNED BY              362,600
___________________________________________________________________
EACH             (9)  SOLE DISPOSITIVE POWER

REPORTING             -0-
___________________________________________________________________
PERSON WITH      (10) SHARED DISPOSITIVE POWER

                      362,600
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
               362,600
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
              3.3%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON **
          IN
___________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 3 to the Schedule 13D, originally filed on August 8, 1996, relates to the 7% PRIDES (SM), Convertible Preferred Stock ("PRIDES") of Reynolds Metals Company (the "Company"). Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the initial Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

No change.

ITEM 2.   IDENTITY AND BACKGROUND.

No change.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

Not applicable.

ITEM 4.  PURPOSE OF THE TRANSACTION.

No change.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) The percentage of shares of PRIDES reported beneficially owned by each person herein is based on 11,000,000 shares of PRIDES outstanding as of February 20, 1996, as indicated in the Company's most recent Proxy Statement, dated February 23,1996.

As of September 5, 1996:

(i) DESCO Inc owns directly no shares of PRIDES. By reason of the provisions of Rule 13d-3 of the Act, DESCO Inc may be deemed to own beneficially 362,600 shares of PRIDES, comprising the shares owned directly by InvLP and IntlLLC. DESCO Inc may be deemed to beneficially own approximately 3.3% of the shares outstanding.

(ii) DESCO LP owns directly no shares of PRIDES. By reason of the provisions of Rule 13d-3 of the Act, DESCO LP may be deemed to own beneficially 278,300 shares of PRIDES, comprising the shares owned directly by InvLP. DESCO LP may be deemed to beneficially own approximately 2.5% of the shares outstanding.

(iii) InvLP owns directly 278,300 shares of PRIDES, constituting approximately 2.5% of the shares outstanding.

(iv) IntlLLC owns directly 84,300 shares of PRIDES, constituting approximately 0.8% of the shares outstanding.

(v) David Shaw owns directly no shares of PRIDES. By reason of the provisions of Rule 13d-3 of the Act, David Shaw may be deemed to own beneficially 362,600 shares of PRIDES, comprising the shares owned directly by InvLP and IntlLLC. David Shaw may be deemed to beneficially own approximately 3.3% of the outstanding shares. David Shaw disclaims beneficial ownership of such 362,600 shares.

(b) With respect to the number of shares beneficially owned by each Reporting Person, each Reporting Person shares voting and dispositive power with the other Reporting Persons, except that InvLP and DESCO LP do not share voting or dispositive power with IntlLLC and vice versa.

(c) Except for the transactions listed in Schedule A, attached hereto, there have been no transactions with respect to the class of securities reported on by the persons named in paragraph (a) on September 5, 1996.

(d) No person other than each respective owner and general partner or member manager referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of PRIDES.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No Change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

No change.

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                September 9, 1996

                                D. E. SHAW & CO., INC.
                                By: /s/ David E. Shaw
                                    President

                                D. E. SHAW & CO., L.P.
                                By: /s/ Stuart Steckler
                                    Managing Director

                                D. E. SHAW INVESTMENTS, L.P.
                                By: D. E. SHAW & CO., L.P., as
                                    General Partner
                                By: /s/ Stuart Steckler
                                    Managing Director

                                D. E. SHAW & CO. INTERNATIONAL, L.L.C.
                                By: D. E. SHAW & CO., INC., as
                                    member manager
                                By: /s/ David E. Shaw
                                    President

                                DAVID E. SHAW
                                /s/ David E. Shaw

                                  SCHEDULE A

Pursuant to Item 5(c), following are the transactions in the shares of PRIDES on September 5, 1996. All transactions were effected on the New York Stock Exchange.

Transaction       Date Of           Number Of shares        Price Per
Effected By       Purchase          Bought (Sold)           Share
- -----------       --------          ----------------        ---------
InvLP             960905            (150,000)               47.25
IntlLLC           960905            (50,000)                47.25